UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-274975

American Oncology Network, Inc.
(Exact name of registrant as specified in its charter)

14543 Global Parkway, Suite 110, Fort Myers, Florida 33913
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $0.0001 par value per share Warrants to purchase Class A Common Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record of Class A Common Stock as of the certification or notice date:	217

Approximate number of holders of record of Warrants as of the certification or notice date:	38

Pursuant to the requirements of the Securities Exchange Act of 1934 American Oncology Network, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 2, 2025	By:	/s/ Todd Schonherz, Chief Executive Officer